U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

July 1, 2022

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated June 16, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1)	We note your revised disclosure that “[c]ertain individual investors are paying for the holding company’s operation expenses.” Please advise if these amounts are reflected in your disclosures about “Related Party Transactions” on page 111. If not, please advise or make the appropriate disclosures. Please also confirm that the amounts due to related parties on page 111 are disclosed as of the latest practicable date. In that regard, we note that on page 111 you state that $117,109 is due to Mr. Jian Chen as of both the date of the prospectus and as of June 30, 2021. However, on page F-38, you state that $168,720 is due to Mr. Jian Chen as of December 31, 2021. Please reconcile or advise.

RESPONSE: We note the Staff’s comment and respectfully advise that we confirm that we have updated “Related Party Transactions” to incorporate transactions as of the date of this prospectus. We respectfully clarify to the Staff that the holding company pays for its operating expenses from the funds received from its investors, who are not related parties to the Company. Such investors agreements have been disclosed under Part II, Item 7 of the Amendment . We have also revised page 111 to reconcile the amount discrepancy by adding that as of December 31, 2021, $168,720 is due to Mr. Jian Chen.

2)	We note your response to prior comment 2. On your cover page you say that U-BX “may rely on dividends and other distributions.” However, on pages 5, 64, and 65 you say “U- BX relies on dividends paid by its subsidiaries for its working capital and cash needs.” As no such dividends or distributions have been made to date based on your disclosure, please revise your disclosures on pages 5, 64, and 65 to say that U-BX “may rely” on dividends and other distributions or advise.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the disclosure on page 5, 64 and 65 to clarify that the Company may rely on dividends and other distributions for its working capital and cash needs.

3)	We note your revised disclosure that “[a]s of the date of this prospectus, there has been no cash transfer between the holding company, its subsidiaries, or to investors.” Please revise this sentence on your cover page to state, if true, that there have been no “transfers, dividends, or distributions between the holding company, its subsidiaries, or to investors” or advise. Refer to comment 4 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

RESPONSE: We note the Staff’s comment and respectfully advise that there has not been any dividends or distributions between the holding company, its subsidiaries or to investors. However, there have been three occurrences of cash transfers among the Company’s subsidiaries, all for the purpose of testing if the bank accounts set up for those entities are viable. We have revised the F-1/A to reflect the cash transfers on the cover page, page 5 and page 65 of the Amendment.

Selected Condensed Consolidated Financial Data, page 17

4)	We note your response to prior comment 6. Please revise to include prominent disclosure similar to footnote 1 in the introductory paragraph of this section. Explain why you appear to include duplicative tables of the selected condensed consolidating financial data for each period presented. Revise to remove the “Share of income from VIEs” and elimination adjustments in your unaudited condensed consolidating statements of operations information for the six months ended December 31, 2020. Since the commencement of the contractual arrangements with the VIEs did not begin until August 16, 2021. In addition, explain why you include an elimination adjustment in your unaudited condensed consolidating balance sheets information as of June 30, 2021.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the page 17 to add a prominent disclosure similar to footnote 1, removed the duplicative table, and removed the “Share of income from VIEs” as well as the elimination adjustment in the consolidating balance sheets information as of June 30, 2021, and in the consolidating statements of operations information for the six months ended December 31, 2020.

5)	We note that your tables of selected condensed consolidating financial data include columns labeled as “VIEs” for the fiscal years ended June 30, 2021 and 2020 and the six months ended December 31, 2020. Please revise your columns labeled as VIEs for these periods since the contractual arrangements with WFOE and VIEs did not exist until August 16, 2021. For example, consider revising your disclosures to label these columns as “Pre-VIEs” or “Operating Subsidiaries”.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the column labels to “Operating Subsidiaries” for the financial statements ended June 30, 2021, June 30, 2020 and December 31, 2020 on page 17 of the Amendment.

Our contractual arrangements were governed by PRC law. . . , page 26

6)	We note your response to prior comment 7. We also note your disclosure that “All the agreements under our contractual arrangements were governed by PRC law and provide for the resolution of disputes through arbitration in China.” Please revise your disclosure to also address risks related to contracts that “are” governed by PRC law that you currently have in place and are subject to arbitration or advise. For example, we note the form of employment agreement you have filed as Exhibit 10.6 provides for arbitration. Please also file a copy of each employment agreement you have entered into with your executive officers as exhibits to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the disclosure to address risks related to contracts that are currently governed by PRC law and are subject to arbitration. In addition, we have also filed copies of the employment agreements between the Company and its CEO, CFO and COO as exhibits to the Amendment.

We may become subject to a variety of laws and regulations in the PRC regarding privacy..., page 33

7)	We note your response to prior comment 5. Your revised disclosure on page 34 states that your “PRC subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license.” However, on page 16 you state that “U-BX China, U-BX HK, RDYJ, Jiangsu Jingmo, Jiangsu YJYC and Lianghua Technology have obtained all permissions and approvals to operate their respective business.” Please remove the materiality qualifier on page 34—refer to comment 8 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021—or advise.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised page 34 to reconcile and clarify that the Company and its subsidiaries have obtained all required permissions and approvals.

Taxation, page 127

8)	Please identify the names of your PRC counsel and Cayman Islands counsel referred to in the first paragraph of this section.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised page 127 to disclose the names of our PRC counsel and Cayman Islands counsel.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue

recognition, page F-13

9)	We note from your response to prior comment 11 that the fees you received directly from the insurance companies are based on the unit price multiplied by the quantity purchased by your customers. Please help us better understand the fees you receive directly from the insurance companies. In this respect, tell us whether you or the insurance companies directly pay the third-party service providers for the value-added services.

RESPONSE: We note the Staff’s comment and respectfully advise that the insurance companies pay directly to us, and we pay directly to the third-party service providers for the value-added services. The demand of our clients (insurance companies) for value-added services is personalized and diversified, based on which we choose third party service providers and customize the suitable service scheme for insurance companies.

Part II

Item 7, page II-1

10)	We note your disclosure that on May 5, 2022, the Company issued 1.5 million ordinary shares at par value of $0.0001 to all fourteen existing shareholders and two new investors. Please revise this section to reflect this issuance or advise. Please also revise to indicate the amount of consideration received for each of the noted sales of unregistered securities during the past three years. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K for further guidance.

RESPONSE: We note the Staff’s comment and our PRC counsel respectfully advises that we have revised to add the disclosure of unregistered securities sale under Item 7 of the Registration Statement on page II-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Mingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer

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